# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Financial Northwest, Inc., CIK 0001401564
CUSIP: 320209959
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 201 Wells Avenue South, Renton, Washington (WA), 98057
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-239624
Filed by CIK 0001517666

## Reporting persons
- Western Standard, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 917,940; shared voting power 0; sole dispositive power 917,940; shared dispositive power 0; aggregate amount beneficially owned 917,940 (9.9% of the class)
- Eric D. Andersen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 917,940; shared voting power 0; sole dispositive power 917,940; shared dispositive power 0; aggregate amount beneficially owned 917,940 (9.9% of the class)
- Western Standard Partners, L.P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 700,530; shared voting power 0; sole dispositive power 700,530; shared dispositive power 0; aggregate amount beneficially owned 700,530 (7.6% of the class)

## Item 1. Issuer
Name of issuer: First Financial Northwest, Inc.
Address of issuer's principal executive offices: 201 Wells Avenue South, Renton, Washington, 98057

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Western Standard, LLC, Eric D. Andersen, and Western Standard Partners, L.P. (each, a "Reporting Person").
Address of principal business office or, if none, residence: For each Reporting Person, 5757 Wilshire Blvd, Suite 636, Los Angeles, California 90036
Citizenship: Western Standard, LLC is a California limited liability company. Western Standard Partners, L.P. is a Delaware limited partnership. Mr. Andersen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For each of Western Standard, LLC and Eric A. Andersen: 917,940 (the "Shares")**
For Western Standard Partners, L.P.: 700,530
Percent of class:
For each of Western Standard, LLC and Eric A. Andersen: 9.9%*
For Western Standard Partners, L.P.: 7.6%*
Sole power to vote or to direct the vote:
For each of Western Standard, LLC and Eric A. Andersen: 917,940
For Western Standard Partners, L.P.: 700,530
Shared power to vote or to direct the vote:
For each of Western Standard, LLC and Eric A. Andersen: 0
For Western Standard Partners, L.P.: 0
Sole power to dispose or to direct the disposition:
For each of Western Standard, LLC and Eric A. Andersen: 917,940
For Western Standard Partners, L.P.: 700,530
Shared power to dispose or to direct the disposition:
For each of Western Standard, LLC and Eric A. Andersen: 0
For Western Standard Partners, L.P.: 0

* Percentage calculated based on 9,230,010 shares of Common Stock outstanding as of November 5, 2024, as reported in the issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, as filed with the Securities and Exchange Commission on November 7, 2024.

** Western Standard, LLC, in its capacity as investment adviser to Western Standard Partners, L.P. and another private investment fund (the "Funds"), may be deemed to beneficially own the Shares owned directly by the Funds due to its power to direct the disposition and voting of the Shares owned by the Funds. Eric D. Andersen is the Managing Member of Western Standard, LLC and may also be deemed to beneficially own the Shares owned directly by the Funds. Pursuant to Rule 13d-4, each of Western Standard LLC and Eric D. Andersen disclaims beneficial ownership of the securities owned by the Funds, except to the extent of its or his pecuniary interest in the Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Western Standard, LLC: /s/ Eric D. Andersen, Managing Member (02/14/2025)
- Eric D. Andersen: /s/ Eric D. Andersen, Eric D. Andersen (02/14/2025)
- Western Standard Partners, L.P: /s/ Eric D. Andersen, Managing Member of Western Standard, LLC, its General Partner (02/14/2025)